ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
GE Investment Funds, Inc.		11907111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
April 30, 2012	December 30, 2011 to December 30, 2012	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

•	GE Investments International Equity Fund, a series of:

GE Investments Funds, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
GE Investment Funds, Inc.		11907111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
April 30, 2012	December 30, 2011 to December 30, 2012	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

GE S&S Program Mutual Fund

is changed to:

GE S&S U.S. Equity Fund

as of the effective date indicated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.1-00 (10/08)